FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of July, 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


                                       SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation

                                       (Registrant)





July 19, 2007
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Senior Vice President
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group




Contacts:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp


    Notice Regarding the Determination of the Exercise Price of Stock Options
                       - Stock Acquisition Rights -

TOKYO JAPAN, July 19, 2007 ----- TDK Corporation (the "Company") announced that the Exercise Price of the stock acquisition rights to be issued as stock options ( "TDK Corporation 6th (2) Stock Acquisition Rights" ) and other related items were decided.

1. Total number of stock acquisition rights
   10
   The number of shares to be allotted to each Stock Acquisition Right is 100 shares.

2. Number of stock acquisition rights allotted and number of eligible persons 10 stock acquisition rights will be allotted to 2 high-ranking TDK managers.

3. Amount to be paid for stock acquisition rights
   No payment shall be necessary for stock acquisition rights.

4. Class and number of shares to be issued upon the exercise of the stock acquisition rights
   The Company's common stock    1,000 shares

5. The amount to be invested when exercising stock acquisition rights
   JPY1,209,800
   The Exercise Price:  JPY12,098

   The Exercise Price is an amount which is the average of the closing prices of the Company's shares of common stock on the Tokyo Stock Exchange on each day (other than any day on which no sale is reported) of the month immediately preceding the month in which the date of the issue of the Stock Acquisition Rights, July 20, 2007, falls, multiplied by 1.05 with any amount less than one Japanese Yen arising out of such calculation to be rounded upward to the nearest Yen.

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